UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Dais Analytic Corporation
(Name of Issuer) Common Stock, par value $0.01
(Title of Class of Securities) 23302X104
(CUSIP Number)

Leonard Samuels 1011 Centennial Road Penn Valley, PA 19072 610-664-5949

December 27, 2010
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 23302X104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Leonard Edward Samuels Leah Kaplan-Samuels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Leonard Edward Samuels -USA Leah Kaplan- Samuels -USA
NUMBER OF SHARES	7	SOLE VOTING POWER 6,218,466 ( See Item 5)
BENEFICIALLY	8	SHARED VOTING POWER 3,629,696 (see Item 5)
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 6,218,466 ( see Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,629,696 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Leonard Edward Samuels – 9,848,162 Leah Kaplan-Samuels 3,629,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Leonard Edward Samuels -27.66% (see Item 5) Leah Kaplan-Samuels -11.15% ( See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) Leonard Edward Samuels – IN Leah Kaplan-Samuels- IN

Item 1.  Security and Issuer

This statement relates to the shares of Common Stock, $.01 par value, (“Common Stock”) of Dais Analytic Corporation. The Issuer’s principal office is located at 11552 Prosperous Drive, Odessa, Florida 33556.

Item 2.  Identity and Background

The names of the persons filing this statement on Schedule 13D (“Reporting Persons”) are:

•
Leonard Edward Samuels, a United States citizen, who currently resides at 1011 Centennial Road, Penn Valley, PA 19072 and is employed as an Assistant Professor of Emergency Medicine by Drexel University College of Medicine Department of Emergency Medicine, 245 North Broad Street, Philadelphia, PA.

•	Leah Kaplan-Samuels, Dr. Samuel’s wife, a United States citizen, who currently resides at 1011 Centennial Road, Penn Valley, PA 19072 and is a homemaker.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding a traffic violation or similar misdemeanors).

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not during said period subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons may be considered a “group” under Section 13(d) (3) of the Exchange Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists and the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Item 3. Source and Amount of Funds and Other Considerations

Personal funds of the Reporting Persons, including but not limited to funds held in an IRA for Dr. Samuels, were used to acquire the securities beneficially owned and reported herein.  The source of a portion of said funds was a home equity loan. The exercise price for the Warrants (as defined below) is anticipated to be paid by either using the “cashless exercise” feature of the Warrants or through personal funds on hand. No loans secured by Issuer’s stock have been made.

Item 4. Purpose of Transaction

December 11, 2007,  December 20, 2007, December 31, 2007 and January 21, 2008 transactions by and between Leonard Samuels and Leah Kaplan- Samuels JTWROS and Issuer

On December 11, 2007, December 20, 2007, December 31, 2007 and January 21, 2008, the Issuer entered into Subscription Agreements (the “Subscription Agreement(s)”) with the Reporting Persons as JTWROS.

Pursuant to each such Subscription Agreement, the Issuer issued a Secured Convertible Promissory Note (the “Note”) to Reporting Persons as JTWROS in the face amount of $50,000, $50,000, $50,000 and $25,000, respectively.  The holder of each such Note had the right to elect to convert the principal amount and accrued interest on the Note at any time into shares of Common Stock at a price of $0.20 per share.

As further consideration, on December 11, 2007, December 20, 2007, December 31, 2007 and January 21, 2008, the Issuer issued to Reporting Persons as JTWROS warrants (the “2007/2008 Warrants”) for the purchase, at any time on or before that date occurring five years following date of issuance of the warrant, 250,000, 250,000, 250,000 and 125,000 shares of Common Stock; respectively, at an exercise price of $0.25 per share.

If the closing price of the Common Stock on the principal market or exchange on which the Common Stock is traded is at least $1.50 for ten consecutive trading days, the Issuer can compel exercise of all or any of the 2007/2008 Warrants.

On December 11, 2007, December 20, 2007, December 31, 2007 and January 21, 2008, the Issuer entered into Registration Rights Agreements (the “Registration Rights Agreement(s)”) with reporting Persons as JTWROS pursuant to which the Issuer agreed to register for resale under the Securities Act of 1933, as amended, the Common Stock issuable upon the conversion of the Notes and the exercise of the Warrants.

On January 9, 2009, the Issuer registered its Common Stock under Section 12(g) of the Exchange Act.

February 21, 2008

On February 21, 2008, Reporting Persons sold the Note and related Warrant secured on January 21, 2008 for an aggregate purchase price of $25,000 to an individual. The aggregate sales price secured for said Note and Warrant was $25,000.

September 17, 2009
On September 17, 2009, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with the Reporting Persons as JTWROS. Pursuant to said Subscription Agreement Reporting Persons as JTWROS purchased from Issuer 800,000 shares of Common Stock and a 5 year warrant (“September 2009 Warrant”) to purchase 80,000 shares at an exercise price of $.75 per shares. The purchase price was $200,000.

October 9, 2009

On October 9, 2009, the Issuer entered into an agreement with Reporting Persons whereby the Reporting Persons agreed to convert the total of all principal and interest due under the Notes into 871,746 shares of Common Stock.

As consideration for converting the Note, on October 9, 2009, the Issuer issued to Reporting Persons as JTWROS a warrant (the “2009 Warrant”) for the purchase at any time on or before October 9, 2014, of an aggregate of 75,000 shares of Common Stock at an exercise price of $0.75 per share.  .

February 19, 2010 Loan by Reporting Persons to Issuer

On February 19, 2010, the Issuer issued a $250,000 face amount unsecured promissory note (the “2010 Note”) to Reporting Persons evidencing a $250,000 loan by Reporting Persons to the Issuer.  The 2010 Note bore simple interest at 10% per annum commencing on date Issuer received loan proceeds and the principal and interest was due on June 31, 2010 (the “Maturity Date”). The Maturity Date was extended by amendment to December 31, 2010.  The 2010 Note was unsecured and ranks pari passu with the Issuer’s other senior debt securities.

In the event Issuer offered any of its securities for cash, then the holder of the 2010 Note had the right to participate in such offering on essentially the same terms and conditions up to $250,000, or such lesser amount as the principal of the 2010 Note outstanding.

In addition to customary rights and remedies upon a default, if the Issuer failed to pay this 2010 Note in full by the Maturity Date, then the holder of the 2010 Note had the right to convert the outstanding principal and interest on the 2010 Note into any securities issued by the Issuer in connection with, and on essentially the same terms and conditions as, any capital-raising issuance by the Issuer after February 21, 2010 and prior to the full payment of said 2010 Note.

Purchase of Common Stock of Issuer – December 27, 2010 and Issuers payment of February 19, 2010 Loan

On December 27, 2010, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with the Reporting Persons as JTWROS. Pursuant to said Subscription Agreement Reporting Persons as JTWROS purchased 1,052,950 shares of Common Stock for an aggregate purchase price of $273,767. All proceeds due and owing to Reporting Persons under the February 19, 2010 Note ( including all principal and interest) was applied to the purchase price and upon issuance of said shares the Note is paid in full.

December 20, 2007 and December 31, 2007 transactions by and between RBC Capital Markets- Custodian for Leonard Samuels IRA (“RBC”) and Issuer

On December 20, 2007 and   December 31, 2007, the Issuer entered into Subscription Agreements (the “Subscription Agreements”) with RBC Dain- Custodian for Leonard Samuels IRA (k/n/a RBC Capital Markets- Custodian for Leonard Samuels IRA).

Pursuant to the above mentioned Subscription Agreements, the Issuer issued Secured Convertible Promissory Notes (the “ RBC Note(s)”) to RBC in the face amount of $300,000 and $250,000, respectively.  The holder had the right to elect to convert the principal amount and accrued interest on the RBC Notes at any time into shares of Common Stock at a price of $0.20 per share.

As further consideration, on December 20, 2007 and December 31, 2007, the Issuer issued to RBC warrants (the “2007  RBC Warrants”) for the purchase, at any time on or before that date occurring five years following date of issuance of the 2007 Warrants, of 1,500,000 and 1,250,000 shares of Common Stock; respectively, at an exercise price of $0.25 per share.

If the closing price of the Common Stock on the principal market or exchange on which the Common Stock is traded is at least $1.50 for ten consecutive trading days, the Issuer can compel exercise of any or all of the 2007 Warrants.

On December 20, 2007 and December 31, 2007, the Issuer entered into Registration Rights Agreements (the “Registration Rights Agreements”) with RBC pursuant to which the Issuer agreed to register for resale under the Securities Act of 1933, as amended, the Common Stock issuable upon the conversion of the RBC Notes and the exercise of the 2007 Warrants.

October 9, 2009

On October 9, 2009, the Issuer entered into an agreement with RBC whereby RBC agreed to convert the total of all principal and interest due under the RBC Notes into 3,193,466 shares of Common Stock.

As consideration for converting the RBC Notes, on October 9, 2009, the Issuer issued to RBC two warrants  (the “RBC 2009 Warrants”) for the purchase, at any time on or before October 9, 2014, of an aggregate of  275,000 shares of Common Stock at an exercise price of $0.75 per share.

February 19, 2010 Loan by RBC to Issuer

On February 19, 2010, the Issuer issued a $620,000 face amount unsecured promissory note (the “ RBC Unsecured Note”) to RBC evidencing a $620,000 loan by RBC to the Issuer.  The RBC Unsecured Note bears simple interest at 10% per annum commencing on date Issuer received loan proceeds and the principal and interest was due on August 10, 2010 (the “Maturity Date”). The RBC Unsecured Note is unsecured and ranks pari passu with the Issuer’s other senior debt securities.

In the event that the Issuer offers any of its securities for cash, then the holder of the RBC Unsecured Note has the right to participate in such offering on essentially the same terms and conditions up to $620,000, or such lesser amount as the principal of the RBC Unsecured Note is then outstanding.

In addition to customary rights and remedies upon a default, if the Issuer fails to pay the RBC Unsecured Note in full by the Maturity Date, then the holder of the RBC Unsecured Note has the right to convert the outstanding principal and interest of the RBC Unsecured Note into any securities issued by the Issuer in connection with, and on essentially the same terms and conditions as, any capital-raising issuance by the Issuer after February 21, 2010 and prior to the full payment of the RBC Unsecured Note.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

As of December 27, 2010, Dr. Samuels beneficially owns 9,848,162 shares of Common Stock representing 27.66% of all of the outstanding shares of Common Stock determined as follows:

	2,724,696 shares of Common Stock held by the Reporting Persons as JTWROS;
	3,193,466 shares of Common Stock held by RBC and beneficially owned by Dr. Samuels


750,000 shares of Common Stock underlying the 2007/2008 Warrants exercisable at $0.25 per share of Common Stock; 80,000 shares of Common Stock underlying the September 2009 Warrant exercisable at $.75 per share of Common stock and 75,000 shares of Common Stock underlying the 2009 Warrants exercisable at $0.75 per share of Common Stock.

2,750,000shares of Common Stock underlying the 2007 RBC Warrants exercisable at $0.25 per share of Common Stock; and 275,000 shares of Common Stock underlying the 2009 RBC Warrant exercisable at $0.75 per share of Common Stock.

As of December 27, 2010, Mrs. Samuels beneficially owns shares of Common Stock representing 11.15% of all of the outstanding shares of Common Stock determined as follows:

	2,724,696 shares of Common Stock held by the Reporting Persons as JTWROS;

750,000 shares of Common Stock underlying the 2007/2008 Warrants exercisable at $0.25 per share of Common Stock; 80,000 shares of Common Stock underlying the September 2009 Warrant exercisable at $.75 per share of Common stock and 75,000 shares of Common Stock underlying the 2009 Warrants exercisable at $0.75 per share of Common Stock.

Except as set forth in Item 4 above, no other transactions with the Issuer’s Common Stock were effected by the Reporting Persons during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Items 4 and 5 herein, which are incorporated herein by reference, or as described in this Item 6, to the knowledge of  each of  the Reporting Persons , there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among  the Reporting Persons or RBC with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

In addition, subject to compliance with applicable law, the Reporting Persons and RBC may consult with each other from time to time and exchange information concerning the Issuer, their respective investments in the Issuer and their discussions with management, directors and other security holders of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2010

/s/ LEONARD SAMUELS
Name: Leonard Samuels

/s/ LEAH KAPLAN-SAMUELS
Name: Leah Kaplan- Samuels

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of December 27, 2010 (filed herewith).

2.
Form of Subscription Agreement, dated December 11, 2007, December 20, 2007, December 30, 2007 and January 21, 2008, by and among the Issuer and Reporting Persons as JTWROS and Form of Subscription Agreement, dated December 20, 2007 and December 31, 2007, by and between Issuer and RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 10.9 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

3.
Form of Secured Convertible Promissory Note, dated December 11, 2007, December 20, 2007, December 30, 2007 and January 21, 2008, issued by Issuer to Reporting Persons as JTWROS and Form of Secured Convertible Promissory Note dated December 20, 2007 and December 31, 2007, issued by Issuer to RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 4.7 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

4.
Form of Stock Purchase Warrant, dated December 11, 2007, December 20, 2007, December 30, 2007 and January 21, 2008, issued by Issuer to Reporting Persons as JTWROS and Form of Stock Purchase Warrant, dated December 20, 2007 and December 31, 2007, issued by Issuer to RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 4.5 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

5.
Form of Stock Purchase Warrant, dated September 17, 2009, issued by Issuer to Reporting Persons as JTWROS (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 8-K filed with the Commission on March 13, 2009).

6.
Form of Stock Purchase Warrant, dated October 9, 2009, issued by Issuer to Reporting Persons as JTWROS and Form of Stock Purchase Warrant, dated October 9, 2009, issued by Issuer to RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 8-K filed with the Commission on March 13, 2009).

7.
Form of Unsecured Promissory Note, dated February 19, 2010, issued by Issuer to Reporting Persons as JTWROS and Form of Unsecured Promissory Note dated February 19, 2010, issued by Issuer to RBC Capital Markets- Custodian for Leonard Samuels IRA (incorporated by reference to Exhibit 4.1 and 4.2; respectively, of the Issuer’s Form S-1 filed with the Commission on February 23, 2010).